First Internet Bancorp

8701 E. 116th Street
Fishers, Indiana 46038

December 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	First Internet Bancorp
Registration Statement on Form S-3
File No. 333-276150

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, First Internet Bancorp (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on January 3, 2024, or as soon thereafter as possible. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please contact Joshua L. Colburn of Faegre Drinker Biddle & Reath LLP, counsel to the Company, at joshua.colburn@faegredrinker.com or +1 (612) 766-8946, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

FIRST INTERNET BANCORP

/s/Dustin DeNeal
Dustin DeNeal
First Vice President, Counsel